September 1, 2005

Wilson K. Lee

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNET Networks, Inc.

Form 10-K for the fiscal year ended December 31, 2004

File Number 000-20939

Dear Mr. Lee:

This letter is submitted on behalf of CNET Networks, Inc. in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004.

Comment 1: Tell us how you considered the guidance in Item 10(e) of Regulation S-K when adjusting operating income to add back asset impairment. Demonstrate the usefulness in adjusting for this recurring item. Reference is made to Question 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission.

Response 1: We have taken into account Item 10(e) of Regulation S-K and the guidance in Questions 8 and 9 of the Frequently Asked Questions Regarding the use of Non-GAAP Measures issued by the Commission when utilizing non-GAAP financial measures and have determined that Item 10(e) allows the exclusion of this non-cash, recurring item. We have presented the non-GAAP item in accordance with the requirements of Item 10(e)(i), including (a) presenting the most directly comparable GAAP measure, operating income, with greater prominence; (b) proving a reconciliation to operating income; (c) providing a statement regarding the usefulness of this non-GAAP measure to investors and (d) describing management’s uses of this measure.

We believe that adding back asset impairment to operating income is useful disclosure for the investors for the following reasons:

(1)	As a non-cash item, asset impairment has no impact on the company’s ability to generate cash from operations;

(2)	Asset impairment is not directly related to the current period operations; and

(3)	Because it can vary significantly from period to period for reasons that are not related to the company’s operations, the exclusion of the impact of asset impairment makes it easier to compare performance against prior periods.

Because our investors have expressed a strong interest in analyzing the company’s ability to generate cash flow from operations, its operating performance and operating performance compared to prior periods, we have tried to facilitate their analysis by providing this information in addition to the GAAP measures.

In reviewing the disclosure on pages 13-14 in light of your comments, we believe that we could provide enhanced disclosure that more clearly addresses the usefulness of excluding asset impairment on a separate and independent basis from depreciation and amortization, as well as the other items outlined in FAQ 8.

Accordingly, we propose including the following revised disclosure in our next report that includes a discussion of this measure:

We believe that “operating income (loss) before depreciation, amortization and asset impairment” is useful to management and investors as a supplement to our GAAP (accounting principles generally accepted in the United States) financial measures (a) for evaluating the ability of the business to generate cash from operations, (b) for evaluating current period operating performance of the business and (c) for comparing current period performance against prior period performance. Depreciation and amortization are non-cash items and include within them amounts related to past transactions and expenditures that are not necessarily reflective of the current cash or capital requirements of the business. In addition, changes in depreciation and amortization do not necessarily reflect changes in the current operational performance of the business. Asset impairment is a non-cash item that does not reflect upon the ability of the business to generate cash from operations. In addition, the amount of asset impairment is based on the historical carrying value of the particular asset and does not necessarily reflect the business’s current performance or capital requirements. Finally, because asset impairment can vary significantly from period to period for reasons unrelated to the operational performance of the business, its inclusion in operating income can make it difficult to compare results against prior periods to determine operational performance trends.

Management refers to “operating income before depreciation, amortization and asset impairment” to compare historical operating results, in making operating decisions and for planning and compensation purposes. A limitation associated with this measure is that it does not reflect the costs of certain capitalized tangible and intangible assets used in generating revenue. Although depreciation and amortization are non-cash charges, the capitalized assets being depreciated and amortized will often have to be replaced in the future, and “operating income (loss) before depreciation, amortization and asset impairment” does not reflect any cash requirements for such replacements. This measure also does not take into account the effect of changes in the recorded value of the company’s assets based on changing circumstances or developments. In addition, it does not take into account interest expense, or the cash requirements necessary to service interest or principal payments on our debt. Finally, this measure does not reflect changes in, or cash requirements for, our working capital needs. Management compensates for these limitations by relying on our GAAP financial measures that reflect these effects, including operating income, net income from operations, and measures from the consolidated statements of cash flow, including capital expenditures, and by using “operating income (loss) before depreciation, amortization and asset impairment” only on a supplemental basis. “Operating income before depreciation, amortization and asset impairment” should be considered in addition to, and not as a substitute for, other measures of financial performance prepared in accordance with GAAP.

Comment 2: Tell us how you considered Item 305(a) of Regulation S-K in regards to disclosing the quantitative disclosures about market risk.

Response 2: In determining the need for quantitative disclosure about market risk in accordance with Item 305(a), we first considered the types of instruments that CNET Networks holds that could be subject to market risk. The instruments we took under consideration were:

•	Investments in debt securities

•	Long-term debt

•	Privately held investments

The market risks these types of instruments could potentially expose CNET Networks to are:

•	Foreign currency exchange risk

•	Interest rate risk

•	Market price risk

We do not have any publicly traded equity securities, currency hedging arrangements, interest hedging arrangements or derivative investments.

Materiality was evaluated based on S-K Item 305, General Instructions to Paragraphs 305(a) and 305(b), 5B(iii), and specifically the following:

“The materiality of potential, near-term losses in future earnings, fair values, and or cash flows from reasonably possible near-term changes in market rates or prices.”

Consideration was also given to the magnitude of past market movements and reasonably possible near-term market movements.

We have foreign currency risk as we have operations in foreign countries. However, as has been disclosed in footnotes (11) Segments and (12) Geographic Information, to our Annual Report on 10-K for the year ended December 31, 2004, our international operations generate approximately 20% of our revenues and 20% of our expenses, and no single foreign country has revenues that are more than 10% of our consolidated revenues. Footnote (11) further illustrates that most of our foreign operations operate at a loss or close to a break-even rate. Therefore, the net effect of foreign currency denominated revenues and expenses is minimal on our net income and cash flows.

We have interest rate risk since we carry debt and have investments in debt securities. Our debt is primarily comprised of fixed rate instruments. The main component of our debt is $125.0 million of 0.75% Convertible Senior Notes. As far as interest rate risk in regards to our investments, footnote (4) Marketable Debt Securities to our Annual Report on 10-K for the year ended December 31, 2004, we disclose the types of securities we invest in and hold as available-for-sale. We hold (as required by internal policy) only securities that are low risk. The table in this footnote discloses CNET Networks’ investments with unrealized losses that are not deemed to be other-than-temporarily impaired and shows that, in total, unrealized losses to fair value are less than 1%. Based on this and the fact that our investments are in Corporate Obligations and Federal Agency Mortgage-Back Securities, we believe that our debt securities are not materiality at risk for either interest rate fluctuations or market price fluctuations. Therefore, fluctuations in interest rate do not have a material impact on our net income, cash flows or financial position.

We have investments in equity instruments of privately held, information technology companies for business and strategic purposes. It is our policy to review the carrying value of these investments for indications of an impairment on a regular basis. Our assessment takes into account, but is not limited to, pricing on more recent rounds of financing, cash resources, liquidity, market fluctuations of similar companies with publicly quoted stock and current market conditions, as well as more subjective factors such as CNET Networks’ estimate of the strength of the underlying business and assets, including technology and intangibles. Based on the information currently available to us, we believe the risk of material loss in the carrying value of these investments is not deemed to be reasonably possible in the near term.

In reviewing the disclosure in Item 7A. Quantitative and Qualitative Disclosures About Market Risk, we believe we could enhance our disclosure so that it more clearly addresses the materiality of these market risks. We propose to include the following revised disclosure in our next report that includes a discussion regarding quantitative disclosures about market risk.

We are exposed to the impact of interest rate changes and changes in the market values of our investments. All market risk sensitive interments were entered into for non-trading purposes.

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. We invest our excess cash in debt instruments of the United States Government and its agencies, and in high-quality corporate issuers that, by policy, limit the amount of credit exposure to any one issuer. We protect and preserve our invested funds by limiting default, market and reinvestment risk. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. As of December 31 and June 30, 2005 and 2004 net unrealized losses on these investments were not material.

Investment Risk

We invest in equity instruments of privately held, information technology companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method, as we do not have the ability to exert significant influence over the investee or their operations. For these non-quoted investments, our policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. We identify and record impairment losses on investments when events and circumstances indicate that such assets might be impaired. We do not currently have significant holdings in these types of companies.

Foreign Currency Risk

The revenues and expenses associated with our overseas operations are exposed to foreign currency risk. To the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenues and expenses. When the U.S. dollar strengthens against foreign currencies, revenues and operating expenses will decrease for our foreign operations. As most of our foreign operations operate at a near break-even level, any changes in revenues resulting from foreign currency fluctuations are expected to be somewhat negated by offsetting changes in expenses. Therefore, any impact on net income would not be expected to be material. We monitor our foreign currency exposures regularly to assess our risk and to determine if we should hedge our currency positions.

Please let me now if the Staff would like to discuss these responses further. I can be reached at 415-344-2400.

Very truly yours,

George Mazzotta
Chief Financial Officer